UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2018 (Report No. 1)

Commission file number: 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Effective January 23, 2018, Orli Tori resigned as a member of the board of directors of Arcturus Therapeutics Ltd. (the “Registrant”). Ms. Tori’s resignation was for personal reasons and not due to any disagreement with the Registrant.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947, File No. 333-217556 and File No. 333-221830) of the Registrant, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Arcturus Therapeutics Ltd.
Dated: January 24, 2018
	By:	/s/ Stuart Collinson
Name: Stuart Collinson Title: Executive Chairman